Dear Friends and Family of SynergyMed,

In the last couple of years, SynergyMed has made significant progress. The company's commitment to treating cancer patients, both in the human and veterinary markets, remains steadfast. We have developed a working prototype that was tested successfully on mice and then on dogs, where the treated tumors diminished completely within 3-10 days, depending on the size of the tumor. Our team has grown to 7 people working full-time and 3 working part-time. Our patents have passed the provisional phase, the international phase, and are now in the national phase. The company was able to secure grant funding and angel investor money to convert its prototype into a product, which is currently being finalized.



Our first go-to-market strategy targets the veterinary market, where we hope to start selling the product by late 2024. Our goal is to start treating dogs with cancer tumors at specialized hospitals and veterinary clinics in the US. We believe the significant veterinary market can help the company achieve faster time to market, generate early revenue, enhance manufacturing capabilities, and provide supportive animal data for the human FDA clearance process.



SynergyMed has decided to start a crowdfunding campaign to support: (1) Clinical studies on dogs and pre-clinical preparation for the FDA, (2) Veterinary product certification and readiness for sale, and (3) Development of a human device ready to start first clinical studies.

We love our supporters more than anything. That's why we wanted to give you all a chance to invest in our company first. Check us out on WeFunder – make sure to check it out before we close this round.

Click here to find out more: [Invest in SynergyMed Cancer Treatment Technology: Non-invasive Cancer Treatment Technology & Medical Device | Wefunder, Home of the Community Round]

Note: *"We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through WeFunder's platform. Any indication of interest involves no obligation or commitment of any kind."*